

02006912

NITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

Vf 3-11-02

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trusted Securities Advisors Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7600 Frances Avenue Suite 420
(No. and Street)

Minneapolis	MN	55435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Engebretson (612)938-7009
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name — *if individual, state last, first, middle name)*

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Looney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trusted Securities Advisor Corp, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ANGELLA POTTINGER
Notary Public - State of New York
NO. 01PO6029290
Qualified in Queens County
My Commission Expires Aug 9, 2005

Signature

Financial Principal
Title

Notary Public 2/22/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder of
Trusted Securities Advisors Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Trusted Securities Advisors Corp. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2002


FEB 2 8 2002

Trusted Securities Advisors Corp.

(A wholly owned Subsidiary of MONY Securities Corporation)

Statement of Financial Condition

As of December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100


FEB 28 2002

Report of Independent Accountants

To the Board of Directors and Stockholder of
Trusted Securities Advisors Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Trusted Securities Advisors Corp. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis our opinion.

As discussed more fully in Note 2, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

February 27, 2002

Trusted Securities Advisors Corp.
(A wholly owned subsidiary of MONY Securities Corporation)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 1,846,743
Securities owned, at market, held at clearing broker	82,195
Commissions receivable	494,906
Deposit with clearing broker	50,000
Fixed assets, net of accumulated depreciation of $98,479	47,326
Other assets	35,683
Total assets	$ 2,556,853
Liabilities and stockholder's equity	
Liabilities	
Cash overdraft	$ 27,321
Securities sold, not yet purchased, at market	52,064
Commissions payable	497,883
Payable to affiliate	630,733
Accounts payable and accrued liabilities	342,726
Total liabilities	1,550,727
Stockholder's equity	
Common stock, $.01 par value, authorized 100,000 shares; issued and outstanding 100 shares	1
Additional paid-in capital	5,463,499
Accumulated deficit	(4,457,374)
Total stockholder's equity	1,006,126
Total liabilities and stockholder's equity	$ 2,556,853

The accompanying notes are an integral part of this financial statement.

1. Business and Summary of Significant Accounting Policies

Trusted Securities Advisors Corp. (the "Company") is a wholly owned subsidiary of MONY Securities Corporation (the "Parent") which is a wholly owned subsidiary of the MONY Life Insurance Company (the "Holding Company").

The Company is a broker dealer in securities under the Securities Exchange Act of 1934. The Company provides financial products and services primarily to customers through certified public accountants and other tax professionals, who are registered representatives of the Company. Customer accounts are carried by National Financial Services Corp. (NFSC), a Fidelity Investments Company, and the Company's clearing firm. The Company's programs are designed to provide securities brokerage services on a wholesale basis.

The Company is a member of the National Association of Securities Dealers, the Securities Investor Protection Corporation, and the Municipal Securities Rules Board, and is a licensed Registered Investment Adviser in two states.

The following is a summary of significant accounting policies followed by the Company.

a. Cash and cash equivalents
Cash and cash equivalents include demand deposits and investments in money market funds held in major U.S. financial institutions. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

b. Deposit with clearing organization
The Company has $50,000 on deposit with NFSC. This deposit earns interest monthly based on the 13-week U.S. Treasury Bill rate.

c. Fixed assets
Fixed assets are depreciated using the straight-line method over a three to five year period.

d. Income taxes
MONY and its subsidiaries, including the Company, file a consolidated federal income tax return. The tax sharing agreement provides that the consolidated federal income tax expense be allocated to the Company based on its separate return calculation. The Company will benefit from the net operating loss carryforwards at the point in time when the Company earns income. Intercompany tax balances will be settled annually in the fourth quarter. The current year provision represents minimum state and local taxes.

e. Securities owned, and securities sold, not yet purchased
Securities transactions and related income and expense are recorded on settlement date, which is not materially different than if transactions were recorded on the trade date. Securities are valued at market value, with unrealized gains and losses reflected in current period revenues. The Company has positions in securities that are primarily equity and mutual fund transactions. The Company's securities are deposited with a clearing broker and these may be sold or rehypothecated by the holder.

f. **Use of estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

g. **Fair value of financial instruments**
The fair value of financial assets and liabilities (consisting primarily of receivables and payables) is considered to approximate their carrying value due to the short-term maturity of the financial instruments.

2. Related Party Transactions

The Holding Company has guaranteed the ongoing operations of the company for no less than one year beginning December 31, 2001. During 2001, the Company received capital contributions of $2,250,000 the Parent.

The payable to affiliate of $630,733 as of December 31, 2001, consists mainly of employee compensation and benefits.

3. Income Taxes

At December 31, 2001, the Company has federal and state net operating loss carryforwards of approximately $3,939,000 for book income tax purposes. The income tax net operating loss carryforwards will expire beginning in the years ending December 2018. At December 31, 2001, the Company had a federal and state deferred tax asset of approximately $1,344,000 and $771,000, respectively, consisting primarily of the tax effect of net operating loss carry forward. Based on available evidence, it is more likely than not that the deferred tax asset will not be realized, accordingly, a valuation allowance in the same amount was established.

4. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers, which are principally foreign and U.S. financial institutions. If either the customer or a counterparty fail to perform, the Company may be required to discharge the obligations of the nonperforming party with the clearing brokers. Under such circumstances, the company may sustain a loss if the market value of the security is different from the contract value of the transaction.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $50,000. At December 31, 2001, the Company had net capital of $800,925, which was $694,670 in excess of its required net capital of $106,255. The Company's net capital ratio was 1.99 to 1.